Prospectus Supplement	SEC File No. 333-106713
(To Prospectus Dated July 31, 2003)	Filed Pursuant to Rule 424(b)(3)

Action Products International, Inc.

3,272,092 Shares of Common Stock Underlying Common Stock Purchase Warrants

This Prospectus Supplement supplements the Prospectus dated July 31, 2003 relating to the prior registration of our public offering of common shares issuable upon exercise of common stock purchase warrants.

Warrant Solicitation Agent

We have appointed GunnAllen Financial to act on a nonexclusive basis as our solicitation agent in connection with the exercise of the warrants pursuant to a Warrant Solicitation Agreement dated August 27, 2003 between us and Gunn Allen.

Pursuant to the Warrant Solicitation Agreement, we have agreed to pay Gunn Allen a cash fee of 10% of the total proceeds received from exercises of the Public Warrants, if

•	the market price of our common shares on the date the warrants are exercised is greater than $2.00, the exercise price of the warrants;

•	you designate in writing that the exercise of the warrants was solicited by Gunn Allen and the name of the broker-dealer to receive compensation for such exercise;

•	the warrants are not held in an account over which Gunn Allen has discretionary authority;

•	disclosure of compensation arrangements was made both at the time of the offering and at the time of exercise of the warrants; and

•	the solicitation of exercise of the warrant was not in violation of Regulation M promulgated under the Securities Exchange Act of 1934.

The date of this Prospectus Supplement is September 11, 2003.